UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒     FORM 40-F ☐

Submission of Matters to a Vote of Security Holders.

Voting Results.

At the 2024 Annual General Meeting of Shareholders of Amdocs Limited (the “Company”) held on February 2, 2024, the proposals listed below were submitted to a vote of the Company’s shareholders. The proposals are described in the Company’s proxy statement for the 2024 Annual General Meeting of Shareholders.

Proposal 1 – The election of ten nominees to the Company’s Board of Directors each for a term of one year.

The 10 nominees named in the proxy statement were elected to serve as directors until the Company’s 2025 Annual General Meeting of Shareholders. Information as to the vote on each director standing for election is provided below:

Nominee	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
Eli Gelman	95,166,269	3,557,216	88,779	—
Robert A. Minicucci	76,066,808	22,654,631	90,825	—
Adrian Gardner	94,276,837	4,446,139	89,288	—
Richard T.C. LeFave	91,213,804	7,508,175	90,285	—
Rafael de la Vega	97,511,275	1,213,181	87,808	—
John A. MacDonald	92,119,780	6,601,264	91,220	—
Yvette Kanouff	98,264,534	413,190	134,540	—
Sarah Ruth Davis	98,657,719	66,020	88,525	—
Amos Genish	98,656,363	65,630	90,271	—
Shuky Sheffer	97,549,859	1,172,839	89,566	—

Proposal 2 – The approval of the amendment to the Amdocs Limited 1998 Stock Option and Incentive Plan.

The shareholders approved the amendment to the Amdocs Limited 1998 Stock Option and Incentive Plan. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
90,971,910	7,742,134	98,220	—

Proposal 3 – The approval of an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.435 per share to $0.479 per share.

The shareholders approved an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.435 per share to $0.479 per share. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
98,719,128	12,030	81,106	—

Proposal 4 – The approval of the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2023.

The shareholders approved the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2023. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
98,051,458	286,025	474,781	—

Proposal 5 – The ratification and approval of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024, and until the next annual general meeting, and authorization of the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.

The shareholders ratified and approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024, and until the next annual general meeting, and authorized the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
94,363,249	4,365,496	83,519	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: February 2, 2024